

December 8, 2006

via U.S. mail and facsimile

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer
Actuant Corporation
6100 North Baker Road
Milwaukee, Wisconsin 53201

> **Re:** **Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2005**
> **Filed November 10, 2005**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2006**
> **Filed July 10, 2006**
> **File No. 1-10905**

Dear Mr. Lampereur:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant